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                                                          OMB Number:  3235-0145
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            VDC Communications, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   91821B 10 1
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

/ /    Rule 13d-1(b)
/ /    Rule 13d-1(c)
/X/    Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (6-00)

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CUSIP No. 91821B 10 1                                                Page 2 of 4
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     1. Names of Reporting  Persons.  Kent F. Moran Trust I.R.S.  Identification
Nos. of above persons (entities only). 06-6467865
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     2. Check the Appropriate Box if a Member of a Group (See Instructions).

         (a)

         (b)      X
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3.       SEC Use Only.
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4.       Citizenship or Place of Organization.  Connecticut
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Number of                  5.       Sole Voting Power.  1,328,810 (1)
Shares Bene
ficially by
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Owned by Each              6.            Shared Voting Power
Reporting
Person With:                           0 (1)
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                           7.       Sole Dispositive Power.  1,328,810 (1)

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                           8.       Shared Dispositive Power.  0 (1)

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      9. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,328,810
         (1)
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     10. Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
Instructions). X
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     11. Percent of Class Represented by Amount in Row (11). 5.4%
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     12. Type of Reporting Person (See Instructions). OO

     (1) The Kent F. Moran Trust is a trust for the benefit of Kent F. Moran, a minor child of Frederick A. Moran ("Mr. Moran"), former Chairman and Chief Executive Officer of VDC Communications, Inc. In an Amendment 1 to Schedule 13D filed by Mr. Moran in May 2000, Mr. Moran aggregated VDC Communications, Inc. common stock holdings of certain individuals, entities and accounts with a family relationship and/or association with Mr. Moran as follows: Frederick A. Moran (125,000 shares plus options to purchase 60,000 shares); Joan Moran (options to purchase 4,500 shares); Frederick A. Moran and Joan Moran (930,083 shares); Frederick A. Moran and Anne Moran (41,380 shares); the Moran Equity Fund, Inc. (938 shares); the Luke F. Moran Trust (1,328,660 shares); the Kent F. Moran Trust (1,328,810 shares); Luke F. Moran (22,102 shares); Kent F. Moran
(15,671 shares); the Frederick A. Moran, IRA (85,998 shares); the Frederick Moran Trust (90 shares); the Anne Moran Trust (125 shares); the Luke Moran IRA (333 shares); the Kent Moran IRA (333 shares); the Joan Moran IRA (248 shares); Anne Moran (63,643 shares); and the Anne Moran IRA (61,046 shares). These holdings total 4,068,960 shares of common stock.

     Mr. Moran's aggregation of the shares referenced in the preceding paragraph was reported to be due to his family relationship and family association with the individuals and entities in the preceding paragraph and therefore the possibility that Mr. Moran is part of a "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Mr. Moran explained that the filing of the Schedule 13D was not to be construed as an admission that Mr. Moran is, for purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by said statement or that Mr. Moran is part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1)

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CUSIP No. 91821B 10 1                                                Page 3 of 4
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thereunder.  Moreover, Mr. Moran specifically  disclaimed that he is part of any such group. According to Mr. Moran, this disclaimer was based, in part, on the fact that there is neither an agreement, either orally or in writing, among the Moran individuals or Moran entities that Mr. Moran is associated with, nor is there a common plan or goal among such individuals and entities that would give rise to a "group."

     The Kent F. Moran trust specifically disclaims that it is part of any "group" for the purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder and specifically disclaims that it beneficially owns any shares other than those listed in Rows 5, 7, and 9 of the cover page.

Item 1.

         (a)      Name of Issuer.  VDC Communications, Inc.
         (b) Address of Issuer's Principal Executive Offices. 550 Broad Street, Newark, NJ 07102.

Item 2.

         (a)      Name of Person Filing. Kent F. Moran Trust
         (b) Address of Principal Business Office or, if none, Residence. 25 Doubling Road, Greenwich, CT 06830.
         (c)      Citizenship.  Connecticut
         (d)      Title of Class of Securities.  Common Stock
         (e)      CUSIP Number. 91821B 10 1

     Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4.       Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:  See Row 9 of cover page

         (b)      Percent of class:  See Row 11 of cover page

         (c)      Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: See Row 5 of cover page

                  (ii) Shared power to vote or to direct the vote: See Row 6 of cover page

                  (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page

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CUSIP No. 91821B 10 1                                                Page 4 of 4
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                  (iv)     Shared power to dispose or to direct the disposition
                           of: See Row 8 of cover page

Item 5.       Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     The beneficiary of the trust has the right to withdraw from the trust up to $10,000 worth of the securities each calendar year. Although the trust is silent on this point, this withdrawal right may extend to dividends and sale proceeds associated with the securities. The withdrawal right, to the extent not exercised, expires each year to the extent of the greater of $5,000 or 5% of the value of the corpus of the trust.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.       Identification and Classification of Members of the Group.

         Not applicable.

Item 9.       Notice of Dissolution of Group.

         Not applicable.

Item 10.      Certification.

         Not applicable.
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               February 10, 2001
                                    --------------------------------------------
                                                                            Date

                                                                 /s/ George Finn
                                    --------------------------------------------
                                                                       Signature

                                                         George Finn, Trustee of
                                                            Kent F. Moran Trust
                                ------------------------------------------------
                                                                      Name/Title

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).